UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	October 31, 2007
FORM 15	Estimated average burden hours per response. . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-50325

Spectrum Signal Processing Inc.

(Exact name of registrant as specified in its charter)

2700 Production Way, Burnaby, British Columbia, Canada  (604) 421-5422

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	™	Rule 12h-3(b)(1)(ii)	™
Rule 12g-4(a)(2)(i)	™	Rule 12h-3(b)(2)(i)	™
Rule 12g-4(a)(2)(ii)	™	Rule 12h-3(b)(2)(ii)	™
		Rule 15d-6	™

Approximate number of holders of record as of the certification or notice date: 1

On May 2, 2007, the Registrant closed its Plan of Arrangement with Vecima Networks Inc. under which all outstanding shares of the Registrant’s Common Stock were automatically converted into the right to receive a combination of shares of Vecima Network Inc.’s Common Stock and cash as set forth in the Registrant’s Current Report on Form 6-K filed April 30, 2007.  Accordingly, as of the date hereof all Common Stock of the Registrant is owned by Vecima Networks Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spectrum Signal Processing Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPECTRUM SIGNAL PROCESSING INC.

Date:	May 3, 2007	By:	/s/ Surinder Kumar
Surinder Kumar President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.